Mail Stop 3561

January 24, 2007

Jing Jing Long
President
Tank Sports, Inc.
10925 Schmidt Road
El Monte, California 91733

>   **Re: Tank Sports, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed December 28, 2006**
>   **File No. 333-139711**
>   **Form 10-KSB for Fiscal Year Ended February 28, 2006**
>   **Filed May 30, 2006**
>   **Forms 10-QSB for Fiscal Quarters Ended May 31, 2006, August 31,**
>   **2006 and November 30, 2006**
>   **File No. 0-51946**

Dear Ms. Long:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Undertakings, page 59

1. Please include the full undertakings set forth in Item 512(a) and Item 512(g) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) located on our website at www.sec.gov.

Exhibit 5.1 Legal Opinion and Consent of Counsel

2. Please have counsel revise the first paragraph of the legality opinion to indicate that the company is a California, not a Nevada, corporation and that the registration statement relates to the issuance of up to 6,000,000, not 8,000,000 shares. Also indicate that the registration statement was filed on December 28, 2006.

3. Revise the third paragraph to refer to the 6,000,000, not 8,000,000 shares to be issued to Dutchess Private Equities Fund, II, LP.

Form 10-KSB for Fiscal Year Ended February 28, 2006
Forms 10-QSB for Fiscal Quarters Ended May 31, 2006, August 31, 2006 and November 30, 2006

Controls and Procedures

4. Please note that Item 307 of Regulation S-B requires an evaluation of the effectiveness of your disclosure controls and procedures and procedures to be performed as of the end of the period covered by the report, rather than as of a date within 90 days of the filing of the report. Please revise accordingly.

5. Please provide the appropriate reference to the definition of disclosure controls and procedures in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Refer to Item 307 of Regulation S-B.

6. We note your disclosure that there were no "significant" changes to your internal controls or in other factors that could "significantly" affect internal controls subsequent to the date you carried out your evaluation. Please be aware that Item 308(c) of Regulation S-B – which became effective on August 14, 2003 – requires disclosure as to whether there was any change in your internal control over financial reporting during the last quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Please revise each report to disclose whether there was any change to your internal control over financial reporting during the last quarter that materially affected, or was reasonably likely to materially affect, internal control over financial reporting.

Exhibits 31.1 and 31.2

7. Please revise your certifications to conform exactly to the form required by Item 601(b)(31) of Regulation S-B. Refile the Item 601(b)(31) certifications with each of the entire amended periodic reports, including all certifications.

As appropriate, please amend your registration statement and Forms 10-KSB and 10-QSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Jing Jing Long
Tank Sports, Inc.
January 24, 2007
Page 4

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     Please contact Anita Karu, Attorney-Adviser, at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

     Sincerely,

     H. Christopher Owings
     Assistant Director

cc: William D. O'Neal, Esq.
    Fax: (480) 816-9241